Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-216891

Prospectus Supplement No. 5
(To Prospectus dated May 17, 2017)

ENERGY RESOURCES 12, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 17,631,579 Common Units

This Prospectus Supplement No. 5 supplements and amends the prospectus dated May 17, 2017, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, Prospectus Supplement No. 2 dated August 8, 2017 (which is cumulative and replaces all prior supplements), Prospectus Supplement No. 3 dated October 6, 2017, Prospectus Supplement No. 4 dated November 22, 2017 and this Prospectus Supplement No. 5.

This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements thereto. This Prospectus Supplement No. 5 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, Prospectus Supplement No. 2, Prospectus Supplement No. 3 and Prospectus Supplement No. 4.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 17, 2018.

TABLE OF CONTENTS

Recent Developments	S-1
Status of the Offering	S-2

The following disclosure supplements the section entitled Borrowing Policy on page 64 of the Prospectus.

RECENT DEVELOPMENTS

On January 16, 2018, the Partnership, as the borrower, entered into a loan agreement (the “Loan Agreement”) with Bank of America, N.A. (the “Lender”), which provides for an unsecured term loan (the “Term Loan”) of $25 million. The Term Loan bears interest at a variable rate based on the London Inter-Bank Offered Rate (LIBOR) plus a margin of 2.00%. The first interest payment is due February 16, 2018 and additional interest payments are due on the same day of each month thereafter until payment is made in full of any principal outstanding. The maturity date is January 15, 2019.

The Term Loan is intended to provide additional working capital for the Partnership, including for the use in closing on the Partnership’s potential acquisition of certain non-operated oil and gas properties and related rights located in North Dakota. Further information on the potential acquisition is included in Prospectus Supplement No. 4 dated November 22, 2017. There are many conditions to closing that have not been met; therefore, there can be no assurances a closing on the potential acquisition will occur. In addition, the proceeds may be used for the operating expenses and distributions of the Partnership.

Under the terms of the Loan Agreement, the Partnership may make voluntary prepayments, in whole or in part, at any time with no penalty. The Credit Facility contains mandatory prepayment requirements, customary affirmative and

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negative covenants and events of default. Glade M. Knight, Chief Executive Officer of Energy Resources 12 GP, LLC (the “General Partner”) and David S. McKenney, the General Partner’s Chief Financial Officer, have guaranteed repayment of the Term Loan and did not receive any consideration in exchange for providing this guarantee. The Partnership intends to use proceeds from its ongoing offering to repay the Term Loan.

STATUS OF THE OFFERING

On December 28, 2017, the Partnership closed on the issuance of approximately 0.1 million additional common units through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $2.9 million and proceeds net of selling and marketing expenses of approximately $2.7 million. As of December 31, 2017, the Partnership had completed the sale of a total of approximately 3.2 million common units for total gross proceeds of approximately $61.2 million and proceeds net of selling and marketing expenses of $57.5 million. As of December 31, 2017, 14,440,348 common units remain unsold. The Partnership is continuing the offering at $20.00 per common unit in accordance with the Prospectus.

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